FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of January 2025

 Commission File Number: 001-38757
TAKEDA PHARMACEUTICAL COMPANY LIMITED
(Translation of registrant’s name into English)

1-1, Nihonbashi-Honcho 2-Chome
Chuo-ku, Tokyo 103-8668
Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Information furnished on this form:
EXHIBIT

Exhibit Number

1	Takeda Provides Update on Soticlestat (TAK-935)

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAKEDA PHARMACEUTICAL COMPANY LIMITED

Date: January 30, 2025	By:	/s/ Norimasa Takeda
Norimasa Takeda Chief Accounting Officer and Corporate Controller

Statement

Takeda Provides Update on Soticlestat (TAK-935)

OSAKA, Japan and CAMBRIDGE, Massachusetts, January 30, 2025 – Takeda (TSE:4502/NYSE:TAK) today announced the decision to discontinue its soticlestat (TAK-935) development program.

This decision follows the June 2024 announcement that the soticlestat Phase 3 SKYLINE study in Dravet syndrome (DS) and Phase 3 SKYWAY study in Lennox-Gastaut syndrome (LGS) missed their primary endpoints.1 Subsequently, Takeda discontinued the soticlestat LGS development program 2,3 and engaged with the U.S. Food and Drug Administration (FDA) around the totality of evidence for soticlestat treatment for DS. The FDA informed Takeda that the current clinical data package would not be capable of demonstrating substantial evidence of effectiveness to support a New Drug Application (NDA) for soticlestat in DS. Data from SKYLINE and SKYWAY studies are publicly available on ClinicalTrials.gov.4,5

In the quarter that ended June 30, 2024, Takeda recorded a full impairment loss on the intangible assets for soticlestat amounting to JPY 21.5 billion, based on the topline readout of the SKYLINE and SKYWAY trials.6 Therefore, a financial impact on the full year results for the fiscal year ending March 31, 2025 (FY2024), resulting from the decision, is expected to be immaterial.

Media Contacts:
Takeda Media Relations
media_relations@takeda.com

Important Notice
For the purposes of this notice, “statement” means this document, any oral presentation, any question-and-answer session and any written or oral material discussed or distributed by Takeda Pharmaceutical Company Limited (“Takeda”) regarding this statement. This statement (including any oral briefing and any question-and-answer in connection with it) is not intended to, and does not constitute, represent or form part of any offer, invitation or solicitation of any offer to purchase, otherwise acquire, subscribe for, exchange, sell or otherwise dispose of, any securities or the solicitation of any vote or approval in any jurisdiction. No shares or other securities are being offered to the public by means of this statement. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom. This statement is being given (together with any further information which may be provided to the recipient) on the condition that it is for use by the recipient for information purposes only (and not for the evaluation of any investment, acquisition, disposal or any other transaction). Any failure to comply with these restrictions may constitute a violation of applicable securities laws. The companies in which Takeda directly and indirectly owns investments are separate entities. In this statement, “Takeda” is sometimes used for convenience where references are made to Takeda and its subsidiaries in general. Likewise, the words “we”, “us” and “our” are also used to refer to subsidiaries in general or to those who work for them. These expressions are also used where no useful purpose is served by identifying the particular company or companies. Nothing contained herein should be considered a solicitation, promotion or advertisement for any prescription drugs including the ones under development.

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References
1.Takeda Announces Phase 3 Topline Results for Soticlestat (TAK-935) in Patients with Dravet Syndrome and Lennox-Gastaut Syndrome. Published June 17, 2024. Accessed January 13, 2025. https://www.takeda.com/newsroom/newsreleases/2024/soticlestat-drevat-syndrom-phase3-results/.
2.Takeda Quarterly Financial Report. Published July 31, 2024. Accessed January 13, 2025. https://assets-dam.takeda.com/image/upload/Global/Investor/Financial-Results/FY2024/Q1/qr2024_q1_qfr_en.pdf.
3.Committed to Growth & Shareholder Returns. Published July 31, 2024. Accessed January 13, 2025. https://assets-dam.takeda.com/image/upload/Global/Investor/Financial-Results/FY2024/Q1/qr2024_q1_p01_en.pdf.
4.A Study of Soticlestat as an Add-on Therapy in Children and Young Adults With Dravet Syndrome. Published January 1, 2025. Accessed January 13, 2025. https://clinicaltrials.gov/study/NCT04940624?tab=results.
5.A Study of Soticlestat as an Add-on Therapy in Children, Teenagers, and Adults With Lennox-Gastaut Syndrome. Published August 21, 2024. Accessed January 13, 2025. https://clinicaltrials.gov/study/NCT04938427?tab=results.
6.Earnings Report (Kessan Tanshin) for the Three-month Period Ended June 30, 2024 (IFRS, Consolidated). Published July 31, 2024. Accessed January 15, 2025. https://assets-dam.takeda.com/image/upload/Global/Investor/Financial-Results/FY2024/Q1/qr2024_q1_er_en.pdf.